Filed pursuant to Rule 433

Registration Nos. 333-132574 and 333-132574-02

Free Writing Prospectus Dated July 11, 2007

PPL CAPITAL FUNDING, INC.

$100,000,000

6.85% SENIOR NOTES DUE 2047

Issuer:	PPL Capital Funding, Inc.
Guarantor:	PPL Corporation
Senior Notes:
Title:	6.85% Senior Notes due 2047
Legal Format:	SEC Registered
Principal Amount:	$100,000,000
Denominations:	$25 per Note and integral multiples in excess thereof
Date of Maturity:	July 1, 2047
Annual Interest Rate:	6.85%
Interest Payment Dates:	Quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2007
Price to Investors:	$25 per Note ($100,000,000 in the aggregate) plus accrued interest, if any, from Settlement Date
Trade Date:	July 11, 2007
Settlement Date:	July 16, 2007 (T + 3)
Redemption/Repayment Provisions:	The Notes will not be subject to redemption prior to July 1, 2012. On and after July 1, 2012, the Notes may be redeemed at the Company’s option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, together with any accrued and unpaid interest to the redemption date. The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption and will not be repayable at the option of a Holder prior to the Stated Maturity Date.
CUSIP Number:	69352P 889
Expected Credit Ratings*:
Moody’s Investors Service Inc.:	Baa2
Standard & Poor’s Ratings Services:	BBB-
Fitch Ratings:	BBB
Listing:	NYSE-Listed (application made; trading expected to begin within 30 days of issuance)
Joint Bookrunners:
Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or UBS Securities LLC toll-free at 1-888-722-9555 ext. 1088.